Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

2/F No. 29 Building, 396 Guilin Road

Shanghai 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Giant Interactive Group Inc.

Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

By:	/s/ Eric He
Name:	Eric He
Title:	Chief Financial Officer

Date: August 28, 2008

Exhibit 99.1

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE ANNOUNCES

SECOND QUARTER 2008 RESULTS

SHANGHAI, PRC — August 27, 2008 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or the “Company”), one of China’s leading online game developers and operators, announced today its unaudited financial results for the second quarter ended June 30, 2008.

Second Quarter 2008 Highlights:

•	Net revenue was RMB504.8 million (US$73.6 million), an increase of 36.3% over the second quarter 2007 and an increase of 7.0% over the first quarter 2008.

•

Gross profit was RMB447.0 million (US$65.2 million), an increase of 34.8% over the second quarter 2007 and an increase of 6.2% over the first quarter 2008. Gross profit margin for the second quarter 2008 was 88.6%.

•

Net income was RMB350.6 million (US$51.1 million), an increase of 32.7% over the second quarter 2007 and an increase of 3.5% over the first quarter 2008. Net income margin for the second quarter 2008 was 69.5%.

•

Basic and diluted net income per American Depositary Share (“ADS”) were RMB1.45 (US$0.21) and RMB1.40 (US$0.20) respectively, compared to basic and diluted net income per ADS of RMB1.32 and RMB1.32 respectively for the second quarter 2007, as well as basic and diluted net income per ADS of RMB1.38 and RMB1.33 respectively for the first quarter 2008. Each ADS represents one ordinary share.

•

Non-GAAP net income excluding non-cash share-based compensation for the second quarter 2008 was RMB362.5 million (US$52.8 million), an increase of 34.9% over the second quarter 2007 and an increase of 3.3% over the first quarter 2008. Non-GAAP net income margin excluding non-cash share-based compensation was 71.8%.

•

Basic and diluted non-GAAP net income excluding non-cash share-based compensation per ADS were RMB1.50 (US$0.22) and RMB1.45 (US$0.21) respectively, compared to basic and diluted non-GAAP net income per ADS of RMB1.34 and RMB1.34 respectively for the second quarter 2007, as well as basic and diluted non-GAAP net income per ADS of RMB1.43 and RMB1.38 respectively for the first quarter 2008.

•	Active Paying Accounts (“APA”) for online games[1] in the second quarter 2008 reached 1,760,000, an increase of 41.0% from the second quarter 2007 and an increase of 21.7% from the first quarter 2008.

•	Average Revenue Per User (“ARPU”) for online games[1] was RMB285.9, a decrease of 3.2% from the second quarter 2007 and a decrease of 12.1% from the first quarter 2008.

•	Average Concurrent Users (“ACU”) for online games[1] was 620,000, an increase of 20.3% from the second quarter 2007 and an increase of 13.4% from the first quarter 2008.

•	Peak Concurrent Users (“PCU”) for online games[1] was 2,339,000, an increase of 118.1% from the second quarter 2007 and an increase of 42.1% from the first quarter 2008.

[1]	Online games include ZT Online, ZT Online PTP and Giant Online.

FOR IMMEDIATE RELEASE

Commenting on the second quarter 2008 results, Mr. Yuzhu Shi, the Chairman and Chief Executive Officer of Giant said, “We overcame difficulties caused by the Sichuan earthquake and we made significant progress in the second quarter, with net revenues, gross profit and net income all increasing more than 30% year-over-year. We continue to expand our business, yet place a strong emphasis on operational efficiency and the maintenance of robust margins.”

“On the operational front, we maintained the positive momentum of our flagship game ZT Online, which reached 2.1 million Peak Concurrent Users on April 26, 2008, the highest PCU recorded within the industry at the time. The sustained popularity of this game is a testimony to the strength of our strategy, which takes a focused approach towards developing and marketing hit games. Moving forward, we believe this strategy will help our current and pipeline games, including Giant Online, achieve similar success. Throughout the second quarter, our extensive marketing efforts proved successful as consolidated Active Paying Accounts grew 41% year-over-year and Average Concurrent Users rose more than 20% over the same period.”

“As we continuously enhance our game content, we remain focused on building our in-game community size and enhancing player loyalty. We recently invested approximately US$51 million for a 25% stake in Five One Network Development Co., Ltd (“51.com”), the largest independent social network service provider in China. We believe 51.com’s large user base and fast growing social networking business will help us grow our games, attract new users, and increase the loyalty, or ‘stickiness’ of our games.”

“Lastly, our recently announced US$150 million share repurchase program not only reaffirms our confidence and optimism in the long-term potential of Giant, but also reflects our ongoing commitment to increasing shareholder value.”

Second Quarter 2008 Unaudited Financial Results

Net revenues. Net revenues for the second quarter 2008 were RMB504.8 million (US$73.6 million), representing a 7.0% increase compared to RMB471.6 million in the first quarter 2008, and a 36.3% increase compared to RMB370.2 million in the second quarter 2007.

Online game net revenues were RMB503.3 million (US$73.4 million), an increase of 7.0% from RMB470.2 million in the first quarter 2008, and an increase of 36.6% from RMB368.4 million in the second quarter 2007. The sequential rise in online game net revenues was primarily attributable to the growth in player base achieved by ZT Online, as well as contributions from the game Giant Online.

ACU for online games1 in the second quarter 2008 reached 620,000, an increase of 13.4% over the first quarter 2008 and 20.3% over the second quarter 2007. PCU for online games1 in the second quarter 2008 was 2,339,000, representing a 42.1% increase from the first quarter 2008 and a 118.1% increase over the second quarter 2007. The year-over-year increases resulted from successful in-game marketing programs for both ZT Online and Giant Online, which continue to attract new players through constant updates, allowing for increased interactivity among players, which encourages in-game community cohesion. APA for online games1 in the second quarter 2008 grew 21.7% from the first quarter 2008 and 41.0% over the second quarter 2007, to 1,760,000. The significant year-over-year growth in APA is primarily attributable to the increased size and scope of our games and player base in general. The sequential growth in APA resulted from the realization of new paying accounts driven by the rapid build-up in ACU and PCU beginning in the first quarter 2008.

FOR IMMEDIATE RELEASE

ARPU for online games1 in the second quarter 2008 decreased 12.1% from the first quarter 2008 and 3.2% from the second quarter 2007 to RMB285.9. The year-over-year and sequential decreases resulted from APA growing faster than revenues; however, we believe the strong growth in APA is an important component of ensuring long-term, sustainable growth.

Cost of Services. Cost of services was RMB57.8 million (US$8.4 million), representing a 49.6% increase over the same period last year, and an increase of 13.7% from the first quarter 2008. The quarter-over-quarter increase in cost of services was mainly due to a RMB2.0 million rise in internet data center cost and a RMB0.8 million increase in the depreciation of our servers, as we continue to invest in our infrastructure and capabilities to provide better services and a high quality gaming experience to our gamers, as well as to support the stable growth of ACU and PCU of our games. Additionally, more efforts have been made to maintain and expand our game operations team, which led to an increase in staff salaries of RMB2.9 million. The year-over-year increase in cost of services was mainly a result of the rapid expansion of our business, including the purchase of more servers and hiring of staff to support our game operations.

Gross Profit and Gross Margin. Gross profit increased sequentially by RMB26.2 million and year-over-year by RMB115.4 million to RMB447.0 million (US$65.2 million). Gross margin for the second quarter 2008 was 88.6%, down slightly from 89.6% in the second quarter 2007 and down 0.6% over the first quarter 2008. The slight decrease in gross margin quarter-over-quarter was mainly due to the increase in cost of services.

Operating Expenses. Total operating expenses of RMB118.8 million (US$17.3 million) represented an increase of 19.0% from RMB99.8 million in the first quarter 2008, and an increase of 75.0% from RMB67.9 million in the second quarter 2007. The sequential increase in operating expenses was primarily driven by the increase in sales and marketing and R&D expenses, while the year-over-year increase in operating expenses was primarily impacted by continued R&D and sales and marketing infrastructure expansion to accelerate our business growth.

Research and product development expenses for the second quarter 2008 were RMB19.9 million (US$2.9 million), an increase of 68.1% from RMB11.8 million in the previous quarter, and up 502.8% from RMB3.3 million in the second quarter 2007. The significant sequential increase in R&D expenses is mainly attributable to an increase in staff salary and compensation as we look to retain our current talent base and hire additional game architects with great potential in the gaming industry. The Company has also rented a new building for the R&D department at our Shanghai headquarters, resulting in an increase of rental expenses. The year-over-year increase resulted from the hiring of additional senior game architects and engineers to further strengthen our R&D capabilities to enrich our game designs and generate innovative game ideas.

Sales and marketing expenses were RMB83.6 million (US$12.2 million), an increase of 28.9% from RMB64.9 million in the previous quarter and up 88.3% from RMB44.4 million in the second quarter 2007. The significant increase in our sales and marketing expenses was mainly attributable to our efforts to promote the open beta launch of our game, Giant Online, throughout the country, as well as to facilitate further penetration of ZT Online, which included the production of additional banners, posters and giveaways in addition to the hiring of temporary sales and marketing personnel.

FOR IMMEDIATE RELEASE

General and administrative expenses for the quarter were RMB30.3 million (US$4.4 million), representing a sequential increase of 7.9% from RMB28.1 million and a 50.1% year-over-year increase from RMB20.2 million. The sequential rise was due to the increase of consulting and professional fees to further improve our management’s efficiency. The year-over-year increase of general and administrative expenses was mainly attributable to the expansion of managerial size and functionality.

Financial Incentive. The financial incentive received in the second quarter, which represents a sales tax refund from the municipal government, was RMB15.0 million. This refund relates to the sales tax accounted for in our cost of services and is treated as a deduction in operating expenses.

Interest Income. Interest income declined sequentially to RMB43.4 million (US$6.3 million) from RMB53.8 million due to a decline in interest rates and a decrease in cash and cash equivalents as we paid a previously declared dividend of US$81.4 million.

Income Tax Expense. Income tax expense for the second quarter 2008 was RMB17.5 million (US$2.5 million), which decreased substantially compared with last quarter. This decrease was mainly the result of the release of valuation allowance.

Net Income. Net income for the second quarter 2008 was RMB350.6 million (US$51.1 million), a year-over-year increase of 32.7% from RMB264.2 million, and a sequential increase of 3.5% from RMB338.7 million. Net income margin was down slightly to 69.5% for the second quarter 2008, as compared to 71.4% in the second quarter 2007 and 71.8% in the preceding quarter. The decrease in net margin was mainly attributed to the increase of operating expenses.

Cash, Cash Equivalents and Short-Term Investments. As of June 30, 2008, Giant’s cash, cash equivalents and short-term investments totaled RMB5,729.6 million, compared to RMB6,045.5 million as of March 31, 2008. This decrease was mainly attributable to a previously declared dividend during the second quarter 2008 in the amount of US$81.4 million, as disclosed in our IPO prospectus and in our annual report for the year 2007.

Business Highlights and Outlook

ZT Online—Our first internally developed and flagship game, ZT Online, has continued to remain successful, having reached a new industry record PCU at the time of 2.1 million on April 26, 2008. During the second quarter we were able to launch in-game features and promotions that were successful in gathering gamers online while simultaneously raising the level of fun and interaction. To keep players engaged, in the second quarter our development team added multiple new features to ZT Online’s already robust content set, including two new professions and a duplicate map system, which allows players to join together and combat enemy bosses. As part of our market segmentation strategy, we recently launched ZT Online Classic Edition, which is aimed at winning back users who preferred the monetization features of ZT Online in 2006 and stopped playing the game over a year ago. We are also currently testing

FOR IMMEDIATE RELEASE

a new expansion pack that will bring real-time strategy features, which are typically only available within console games, to ZT Online gamers. As a testament to the strength of our server-side engine technology, in the second quarter we exceeded 40,000 concurrent users in a single shard, a major milestone considering most Chinese online games only allow several thousand concurrent users per shard. We have also granted an exclusive license to VinaGame to operate ZT Online in Vietnam. We expect to begin beta testing in Vietnam in late September 2008.

Giant Online—We launched open beta testing of Giant Online, the Company’s second internally developed game, at the end of the first quarter 2008. The game reached a PCU of over 237,000 on the first day of its open beta launch on March 28, 2008, making it one of the best-performing open beta launches by PCU thus far in 2008. Soon afterwards, Giant Online went on to reach a PCU of over 344,000 on May 3, 2008. Since then, we have been collecting and thoroughly analyzing feedback from gamers, in order to continue to improve the game and optimize features according to player requests. Over the next several months, we plan to launch the final open beta version of Giant Online, which will contain new gameplay features constructed from the feedback we have gathered during the open beta process in the past few months. These features will include country vs. country battles, army base invasions, casual-themed tasks, and prix-fixe equipment sets.

Empire of Sports—Empire of Sports is a 3D massively multiplayer online, or MMO, game, featuring a wide range of sporting events. At the end of the first quarter 2008, the developers, Switzerland-based Empire of Sports Ltd., began a European Private Launch initially limited to 5,000 players. The developers have since enlarged the number of players to 15,000 and continue to unlock additional features on a regular basis. Empire of Sports is planned for full release in Europe in late 2008. We are currently in the process of localizing the game for the Chinese market and have developed anti-cheating and anti-fatigue systems to best suit our players’ needs. We expect Empire of Sports to begin closed beta testing in China in the first quarter 2009.

King of Kings III—King of Kings III is a 3D free-to-play medieval magical MMO game. Our newly formed in-house development team and high level managers in Shanghai have been optimizing the game and making recommendations to the developers at Taiwan Lager Network Technology Co., Ltd., or Lager Network, to localize the game for mainland China. Our team has also been enhancing the graphics and adding additional community features to the game’s content. We have also decided to shift King of Kings III from Lager Network’s server platform to our proprietary, China-based server engines, whose technology platform is derived from that of ZT Online and Giant Online. As a result of this migration, which will increase the number of concurrent users allowed on a single shard and provide gamers with optimal graphics and an overall improved gaming experience, we now expect to commence closed beta testing of King of Kings III in the first quarter of 2009.

51.com Strategic Investment—Giant has entered into a definitive agreement to purchase approximately US$51 million in redeemable convertible preferred shares of Five One Network Development Co., Ltd (“51.com”), a leading Chinese online social networking service provider, representing a 25% interest in 51.com. Through this transaction, which closed on July 14, 2008, Giant expects to leverage 51.com’s large community base in order to broaden Giant’s player base, expand the community-building opportunities, reinforce user stickiness, and extend the lifecycles of Giant’s games in the long term.

FOR IMMEDIATE RELEASE

Third Quarter 2008 Guidance—In July, we adjusted ZT Online’s revenue model by reducing the scope of in-game monetization features. Although this will affect our revenue in the near-term, we believe this will help us to continue to grow our player base and active paying accounts in the long run. To date, most ZT Online players have accepted these new changes. As part of the revenue model adjustments, we have also initiated our segmentation strategy by launching ZT Online Classic Edition into closed beta at the end of July. Thus far, the market reaction to ZT Online Classic Edition has exceeded our expectations. We plan to launch ZT Online Classic Edition into open beta at the end of September. Considering that these changes are taking place in the third quarter, it is difficult for us to have clear visibility into their potential financial impact. As a result, we will not be providing top-line revenue guidance for the third quarter 2008. However, the Company remains fundamentally sound and we believe our sequential growth in the fourth quarter 2008 will be more in line with our historic track record.

Conference Call

Giant’s senior management will host a conference call on Thursday, August 28, 2008 at 8:00 am (US Eastern Standard Time) / 5:00 am (US Pacific Standard Time) / 8:00 pm (Beijing Time) to discuss its 2008 second quarter financial results and recent business activity. The conference call may be accessed by calling +1 (866) 362 4820 (for callers in the US), +86 10 800 130 0399 (for callers in China) or +1 (617) 597-5345 (for callers outside of the US and China) and entering pass code 71418887.

A live webcast of the conference call and replay will be available on the investor relations page of Giant Interactive Group’s website at http://www.ga-me.com/earningsannouncements.php.

Currency Convenience Translation

This release contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.859, which was the noon buying rate as of June 30, 2008 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all.

Use of Non-GAAP Financial Measures

Giant has reported for the second quarter 2008 net income on a non-GAAP basis excluding non-cash share-based compensation. Giant believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Giant and when planning and forecasting future periods. Giant computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information.

FOR IMMEDIATE RELEASE

The table below sets forth the reconciliation of GAAP measures to non-GAAP measures for the indicated periods:

Giant Interactive Group, Inc.

Reconciliation of GAAP to Non-GAAP (Unaudited)

	Three months ended
	June 30, 2007	March 31, 2008	June 30, 2008	June 30, 2008
	(RMB)	(RMB)	(RMB)	(US$)
GAAP net income:	264,247,780	338,652,208	350,581,570	51,111,891

Share-based compensation	4,485,585	12,164,018	11,880,964	1,732,146

Non-GAAP net income:	268,733,365	350,816,226	362,462,534	52,844,037

Non-GAAP earnings per share:

Basic	1.34	1.43	1.50	0.22
Diluted	1.34	1.38	1.45	0.21

Weighted average ordinary shares:

Basic	200,000,000	244,556,746	241,522,046	241,522,046
Diluted	200,589,316	253,845,788	250,669,716	250,669,716

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is one of China’s leading online game developers and operators in terms of revenues, focusing on massively multiplayer online role playing games. Giant’s first game, ZT Online, was voted the most popular online game in China in 2006 according to the International Data Corporation. The Company’s second game, Giant Online, entered into open beta testing on March 28, 2008. Giant has two additional online games that it intends to launch, including King of Kings III and Empire of Sports. Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games, which as of June 30, 2008 consisted of over 270 distributors, and reached over 116,500 retail outlets, including internet cafes, software stores, supermarkets, bookstores, newspaper stands, and convenience stores located throughout China. For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

Safe Harbor Statement

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include our anticipated revenue for the

FOR IMMEDIATE RELEASE

third quarter 2008, our continued efforts to successfully develop and launch our new games and expand our distribution and marketing network, anticipated benefits of our investment in 51.com, our ability to successfully operate our existing online games, commercially launch and operate King of Kings III and Empire of Sports and our ability to continue to grow our business and build long-term shareholder value. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among the factors that could cause our actual results to differ from what we currently anticipate may include our ability to develop, purchase or license additional online games that are attractive to our players, our ability to develop and successfully launch expansion packs for our online games, our dependence on one online game, which currently accounts for the majority of our historical net revenues, our ability to respond to competition, our need to implement and maintain effective internal control over financial reporting, our limited operating history and unproven long-term potential of our online game business model and our uncertainties with respect to the PRC legal and regulatory environments. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20F for the fiscal year 2007, as filed with the Securities and Exchange Commission on June 18, 2008, and is available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 7 of our annual report for fiscal year 2007. Our actual results of operations for the second quarter 2008 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Contacts:

Investor Contact:	Investor Relations (US):
Rich Chiang, IR Manager	Mahmoud Siddig, Director
Giant Interactive Group Inc.	Taylor Rafferty
+86 21 6451 1258	+1 (212)889-4350

Investor Relations (HK):	Media Contact:
Ruby Yim, Managing Director	John Dudzinsky, Director
Taylor Rafferty	Taylor Rafferty
+852 3196 3712	+1 (212)889-4350

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED CONDENSED BALANCE SHEETS

	Audited	Unaudited	Unaudited	Unaudited
	December 31 2007	March 31 2008	June 30 2008	June 30 2008
	(RMB)	(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents	7,295,469,843	5,834,952,767	1,834,175,667	267,407,629
Prepayments and other current assets	40,721,896	53,169,914	91,577,935	13,351,305
Due from related parties	6,005,661	6,329,175	6,744,530	983,297
Inventories	385,876	633,452	1,163,390	169,612
Deferred tax assets	30,911,888	44,510,716	68,707,325	10,016,959
Short-term investment	—	210,570,000	3,895,399,859	567,917,053
Secured promissory note	—	—	34,295,500	5,000,000

Total current assets	7,373,495,164	6,150,166,024	5,932,064,206	864,845,855

Non-current assets:
Property and equipment, net	127,631,269	139,395,182	180,565,890	26,325,012
Intangible assets, net	86,589,305	86,544,887	87,576,747	12,767,965
Long-term deposits	7,600	—	—	—

Total non-current assets	214,228,174	225,940,069	268,142,637	39,092,977

Total assets	7,587,723,338	6,376,106,093	6,200,206,843	903,938,832

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payables and accrued expenses	191,301,964	71,648,711	159,717,408	23,285,476
Due to a related party	13,710,697	—	—	—
Tax payable	—	52,872,231	65,988,462	9,620,572
Advance from distributors	127,805,262	74,783,911	58,990,575	8,600,337
Deferred revenue	324,970,643	399,712,872	419,776,021	61,199,869
Dividends payable	593,498,287	571,075,107	—	—
Unrecognized tax benefits	30,911,888	30,911,888	30,911,888	4,506,697

Total current liabilities	1,282,198,741	1,201,004,720	735,384,354	107,212,951

Total liabilities	1,282,198,741	1,201,004,720	735,384,354	107,212,951

Commitments and contingencies

Shareholders’ equity
Ordinary shares (par value US$0.0000002 per share; 258,670,626 shares issued and 257,241,526 shares outstanding at December 31, 2007 and 261,110,626 shares issued and 241,899,526 shares outstanding at June 30, 2008)	411	411	416	61
Additional paid-in capital	5,928,533,055	5,940,697,073	5,962,424,775	869,272,175
Statutory reserves	43,890,273	43,890,273	43,890,273	6,398,838
Accumulated other comprehensive income	(51,781,427)	(212,947,338)	(295,535,499)	(43,086,629)
Retained earnings	511,416,766	850,068,974	1,200,650,544	175,044,910
Treasury stock	(126,534,481)	(1,446,608,020)	(1,446,608,020)	(210,903,474)

Total shareholders’ equity	6,305,524,597	5,175,101,373	5,464,822,489	796,725,881

Total liabilities and shareholders’ equity	7,587,723,338	6,376,106,093	6,200,206,843	903,938,832

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended
	June 30 2007	March 31 2008	June 30 2008	June 30 2008
	(RMB)	(RMB)	(RMB)	(US$)
Net revenue:
Online game	368,446,793	470,222,925	503,270,285	73,372,641
Overseas licensing revenue	1,775,855	1,367,439	963,175	140,423
Other revenue, net	—	—	534,849	77,977

Total net revenue	370,222,648	471,590,364	504,768,309	73,591,041
Cost of services	(38,617,474)	(50,799,032)	(57,760,390)	(8,420,987)

Gross profit	331,605,174	420,791,332	447,007,919	65,170,054

Operating (expenses) income:
Research and product development expenses	(3,297,974)	(11,828,715)	(19,879,930)	(2,898,329)
Sales and marketing expenses	(44,393,221)	(64,871,743)	(83,589,894)	(12,186,715)
General and administrative expenses	(20,209,385)	(28,114,689)	(30,340,315)	(4,423,367)
Government financial incentives	—	5,000,000	15,000,000	2,186,877

Total operating expenses	(67,900,580)	(99,815,147)	(118,810,139)	(17,321,534)

Income from operations	263,704,594	320,976,185	328,197,780	47,848,520

Interest income	599,849	53,763,142	43,382,988	6,324,880
Other (expenses) income	(56,663)	2,602,967	(3,537,388)	(515,722)
Investment income	—	1,171,241	—	—

Income before income tax expenses	264,247,780	378,513,535	368,043,380	53,657,678
Income tax expenses	—	(39,861,327)	(17,461,810)	(2,545,787)

Net income	264,247,780	338,652,208	350,581,570	51,111,891

Other comprehensive income
Foreign currency translation	248,880	(161,165,911)	(82,588,161)	(12,040,670)

Comprehensive income	264,496,660	177,486,297	267,993,409	39,071,221

Earnings per share:

Basic	1.32	1.38	1.45	0.21
Diluted	1.32	1.33	1.40	0.20

Weighted average ordinary shares:

Basic	200,000,000	244,556,746	241,522,046	241,522,046
Diluted	200,589,316	253,845,788	250,669,716	250,669,716

Exhibit 99.2

GIANT INTERACTIVE GROUP INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 12, 2008

On September 12, 2008, Giant Interactive Group Inc., a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at 3:00 p.m., local time, at Skyway Landis Hotel Shanghai, No.15 Dapu Road, Luwan District, Shanghai, 200023, People’s Republic of China for the following purposes:

1.	Re-election of Andrew Y. Yan as a director of the Company.

2.	Re-election of Paul C.Y. Chu as a director of the Company.

3.	Increase in the authorized stock options under the 2007 Performance Incentive Plan.

4.	Appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year 2008.

5.	To transact any such other business that may properly come before the meeting.

You can find more information about each of these items, including the nominees for directors and details of the 2007 Performance Incentive Plan, in the attached proxy statement. Only shareholders registered in the register of members at the close of business on August 8, 2008 can vote at this meeting or at any adjournment that may take place.

We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the annual general meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This proxy is to be delivered to the attention of Rich Chiang, Investor Relations, Giant Interactive Group Inc., 2/F No.29 Building, 396 Guilin Road, Shanghai 200233, People’s Republic of China, and arrive no later than 48 hours prior to the meeting. The notice of the Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2007 Annual Report are also available through our website at http://www.ga-me.com.

By Order of the Board of Directors,

/s/ Yuzhu Shi
Yuzhu Shi
Chairman of the Board and
Chief Executive Officer

August 15, 2008

Exhibit 99.3

Annual General Meeting of Shareholders

The Voting Instructions must be signed, completed and received at the indicated address prior to

10 A.M. (New York City time) on September 5, 2008 for action to be taken.

2008 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

GIANT INTERACTIVE GROUP INC. (the “Company”)

ADS CUSIP No.:	374511103.
ADS Record Date:	August 8, 2008.
Meeting Specifics:	Annual General Meeting of Shareholders - September 12, 2008 at 3:00 P.M. (local time) at Skyway Landis Hotel Shanghai, No. 15 Dapu Road, Luwan District, Shanghai, 200023, People’s Republic of China.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of November 6, 2007.
Deposited Securities:	Ordinary shares, par value HK$0.000002 per share, of the Company.
Custodian(s):	Citibank, N.A. - Hong Kong.

The undersigned holder, as of the ADS Record Date, of the American Depositary Share(s) issued under the Deposit Agreement (such American Depositary Shares, the “ADSs”), acknowledges receipt of Company’s Notice of Annual General Meeting of Shareholders and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, the Company has advised the Depositary that under Cayman Islands’ law, voting at any meeting is by a show of hands unless a poll is demanded. The Depositary will not join in demanding a poll, whether or not requested to do so by the Holders of ADSs. The Articles of Association of the Company specify who may demand a poll. A copy of the Articles of Association may be requested from the Company. If the Depositary does not receive voting instructions and voting is by poll, then Depositary shall deem holders who have not given voting instructions to have given a discretionary proxy to a person designed by the Company unless the Depositary has given discretionary proxy with respect to matters to be voted upon as to which the Depositary is informed by the Company that (i) the Company does not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of Deposited Securities may be adversely affected.

Please further note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, in the event voting takes place at the Meeting by a show of hands, the Depositary shall instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders providing voting instructions. In the event of voting by poll, the Depositary shall instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the Holders of ADSs. In the event of voting by poll, Deposited Securities for which no timely voting instructions have been received will not be voted.

Please also note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder (unless otherwise specified in the notice distributed to Holders) to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted.

Please further note that voting instructions may only be given in respect of a number of ADSs representing an integral number of Deposited Securities.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

1.	Re-election of Andy Y. Yan as a director of the Company.

2.	Re-election of Paul C.Y. Chu as a director of the Company.

3.	Increase in the authorized stock options under the 2007 Performance Incentive Plan.

4.	Appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year 2008.

5.	To transact any such other business that may properly come before the meeting.

A Issues                  GIANT INTERACTIVE GROUP INC.

	For	Against	Abstain

Resolution 1

Resolution 2

Resolution 3

Resolution 4

Resolution 5	N/A	N/A	N/A

B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue (unless otherwise specified in the notice distributed to holders).

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be signed in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the box	Signature 2 - Please keep signature within the box	Date (mm/dd/yyyy)
/ /

Exhibit 99.4

GIANT INTERACTIVE GROUP INC.

PROXY STATEMENT

General

Our board of directors is soliciting proxies for the annual general meeting of shareholders to be held on September 12, 2008 at 3:00 p.m., local time, or at any adjournment or postponement thereof. The annual general meeting will be held at Skyway Landis Hotel Shanghai, No.15 Dapu Road, Shanghai, 200023, People’s Republic of China.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Giant Interactive Group Inc., if you hold our ordinary shares, or to Citibank N.A. if you hold American Depositary Shares (“ADSs”) representing our ordinary shares.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on August 8, 2008 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of March 31, 2008 258,670,626 of our ordinary shares, par value HK$0.000002 per share, were issued and outstanding, approximately 65,777,036 of which were represented by ADSs. Two (2) shareholders entitled to vote and present in person or by proxy that represent not less than one-third of our issued and outstanding voting power represented by the issued and paid up shares in the Company shall form a quorum for all purposes.

Voting and Solicitation

Holders of ordinary shares outstanding on the record are entitled to one vote for each ordinary share held. At the annual general meeting every ordinary shareholder present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative, may vote for the fully paid ordinary shares held by such ordinary shareholder. A resolution put to the vote of a meeting shall be decided on a poll. The result of the poll shall be deemed to be the resolution of the meeting.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage house, fiduciaries, and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed, and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the ordinary shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, Citibank, N.A. will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other Deposited Securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. Citibank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the ordinary shares represented by the ADSs, only Citibank, N.A. may vote those ordinary shares at the annual general meeting.

Citibank, N.A. and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed Voting Instruction card is signed but is missing voting instructions, or (ii) the enclosed Voting Instruction card is improperly completed, Citibank, N.A. will deem such holder of ADSs to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

PROPOSALS 1 AND 2

ELECTION OF DIRECTORS

According to Article 87 of our Articles of Association, at each annual general meeting one-third of the Directors (other than the Company’s chief executive officer, who shall have the right to remain a Director so long as he remains the Company’s chief executive officer) for the time being (or if their number is not a multiple of three, the number nearest to but not more than one-third) shall retire from office by rotation provided that every Director shall be subject to retirement at least once every three years. We now hereby nominate the following directors for re-election at the 2008 annual general meeting. Each of the directors to be re-elected will hold office for a three year term and until such director’s successor is elected and is duly qualified, or until such director’s disqualification in accordance with our Articles of Association.

Ordinary shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below. The board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such ordinary shares will be voted for the election of such substitute nominee as management may propose.

The names of the nominees, their respective ages as of June 18, 2008, the principal positions currently held by them and their biographies are as follows:

Name	Age	Position
Andrew Y. Yan(1)	50	Director
Paul C.Y. Chu(2)	58	Director

(1)	Independent director and chairman of our audit committee and member of our compensation committee.
(2)	Independent director and chairman of our compensation committee and corporate governance and nominating committee and member of our audit committee.

Mr. Andrew Y. Yan has served as an independent director of our company since October 2006. Mr. Yan controls SB Asia Investment Fund II L.P., which is a principal shareholder of Perfect World Co., Ltd., one of our competitors. See “Information of the Company—Competition.” He is also managing partner of SAIF Partners. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership. From 1993 to 1994, he was the director responsible for strategic planning and business development for the Asia Pacific region at Sprint International Corporation. Mr. Yan has also worked as a research fellow at the Hudson Institute in Washington, D.C., the World Bank and the State Commission for Economic Restructuring of the State Council of the PRC. Mr. Yan was elected as “Venture Capitalist of the Year” in 2004 and “Top-Ten Venture Investors in 2005” by China Venture Capital Association. He is currently an independent director of four Hong Kong listed companies, China Oilfield Services Limited, Stone Group Holdings Limited, Fosun International Limited and China Resources Land Limited, and also an independent director of China Digital TV Holding Co., Ltd, which is a US listed company. Mr. Yan received a master of arts degree in International Political Economy from Princeton University and a bachelor’s degree in Aeronautic Engineering from the Nanjing Aeronautic Institute.

Mr. Paul C.Y. Chu is an independent director of our company. Mr. Chu has been a member of the board of directors of Cathay Life Insurance Company since 1995, and was also a member of the board of directors of Summit Bank Corporation from 1988 until its acquisition by UCBH Holdings, Inc. in 2007. Mr. Chu served as chairman of Novax Group Inc., a developer of professional accounting software, from 1989 to 2000. From 1987 to 1989, Mr. Chu was a partner at Chu, Pan & Cha law firm, which specialized in assisting Taiwan-based banks operate in the United States. Mr. Chu served as chief of investments for the Ministry of Economic Affairs of Taiwan and was responsible for attracting foreign investment and technology from 1983 to 1987, and as Amerex Corp.’s president of Taiwan operations from 1980 to 1983. Mr. Chu worked with Ernst & Young as an auditor and tax consultant from 1976 to 1979. He received an MBA from Columbia University’s Graduate School of Business and a Juris Doctor degree from Pace University Law School. He graduated from Soochow University in Taiwan with a bachelor’s degree in Economics. Mr. Chu is registered as a certified public accountant in New York and New Jersey.

The directors will be elected by an affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1 and 2, THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

PROPOSAL 3

INCREASE IN THE AUTHORIZED STOCK OPTIONS UNDER THE 2007 PLAN

Our board of directors and our compensation committee have determined that it is in the best interest of the Company and its shareholders to amend the Company’s 2007 Performance Incentive Plan (the “Plan”) to increase the number of options available for issuance. As of June 30, 2008, including cancelled and expired options under the Plan, we have issued 6,415,000 stock options and have 1,385,000 stock options remaining for issuance. Our board and the compensation committee are proposing that we increase the amount of stock options available for grant by 1,400,000 stock options so that, if approved, there will be 9,200,000 stock options available for grant (the “Plan Amendment”). The board and the compensation committee have approved the Plan Amendment to be effective as of the date of approval by the Company’s shareholders. The Plan Amendment will not become effective unless shareholder approval is obtained at the annual meeting. The principal features of the Plan are summarized below and are qualified in their entirety by preference to the full text of the plan. Our Plan is included as Exhibit 10.3 to our Registration Statement on Form F-1, as filed with the Securities and Exchange Commission, and is also available upon written request to our investor relations department at 2/F No. 29 Building, 396 Guilin Road, Shanghai, 200233, People’s Republic of China.

Description of the 2007 Performance Incentive Plan

We adopted the Plan in connection with our initial public offering in 2007. The Plan permits awards of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses, phantom stock, stock units, dividend equivalents, performance stock and similar awards.

Options granted under the Plan vest at the discretion of the board of directors. To date, the vesting term of the options granted under the Plan has ranged from four to five years. As of June 30, 2008, we have granted 6,415,000 stock options and have 1,385,000 stock options remaining for issuance.

The board of directors believes that stock incentive plans as part of a comprehensive compensation package provides the Company with an opportunity to communicate its goals and standards of performance, attract and retain talented individuals, and achieve continued success and growth. The Company believes it can build shareholder value by motivating valuable employees, rewarding individual performance and developing long-term employee commitment through ownership of company stock.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3, THE INCREASE IN THE AUTHORIZED STOCK OPTIONS UNDER THE 2007 PLAN.

PROPOSAL 4

APPOINTMENT OF INDEPENDENT AUDITORS

Our audit committee recommends, and our board of directors concurs, that Ernst & Young Hua Ming be appointed as our independent auditors for the fiscal year ending December 31, 2008. Ernst & Young Hua Ming has served as our independent auditors since 2007.

In the event our shareholders fail to vote in favor of the appointment, our audit committee will reconsider its selection. Even if the shareholders vote in favor of the appointment, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

A representative of Ernst & Young Hua Ming is expected to be present at the annual general meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 4, THE APPOINTMENT OF ERNST & YOUNG HUA MING AS OUR INDEPENDENT AUDITOR FOR FISCAL YEAR 2008.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ Yuzhu Shi
Yuzhu Shi
Chairman of the Board and
Chief Executive Officer

August 15, 2008